Mail Stop 3561

May 19, 2008

A.D. Frazier, Chief Executive Officer
Danka Business Systems PLC
Masters House, 107 Hammersmith Road
London W14 0QH England

Re: Danka Business Systems PLC
**   Proxy Statement on Schedule 14A**
**   Filed April 23, 2008**
**   File No. 0-20828**

Dear Mr. Frazier:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers About the Proxy Materials and the Extraordinary General Meeting, page i

1. We note your indication under "Q. Why is the entire Company not being sold to Konica Minolta?" that you have obligations that remain outstanding in connection with previous disposals of assets. Please revise this discussion to quantify these obligations so that the impact these obligations have upon ordinary shareholders

is clearly described. Further, where you refer to the banking obligations that are required to be repaid on July 1, 2008, please identify the lenders and the amount owed, if different from the $150 million that was provided by General Electric Capital Corporation.

2. Refer to "Q. How does Danka's board of director recommend that I vote?" where you state that the board of directors has determined that the stock purchase agreement, the sale transaction, the liquidation and related proposals are in the best interests of Danka and its shareholders as a whole. Revise to discuss why the board did not also determine the transaction to be fair to shareholders and explain briefly the fiduciary duties owed to shareholders under UK law.

3. Where you discuss who is eligible to vote at the Extraordinary General Meeting and the number votes they are able to cast, please provide the number of total votes that may be cast, including the convertible participating shares, so that your references to the 29% combined voting power of the Cypress Shareholders is calculable.

Proposal 1 – The Sale Transaction, page 25

Background of the sale Transactions, page 25

4. Please disclose the alternatives considered for restructuring the convertible participating shares.

5. Discuss briefly the alternatives that HLHZ explored for raising additional equity capital from strategic investors and any other strategic alternatives that were considered.

6. Tell us how the potential investors that were approached in connection with soliciting interest in a strategic investment in the company were selected and why a strategic investment was not pursued by them. If any of those investors submitted a proposal to Danka, please discuss the terms of the proposal and why it was not pursued.

7. Tell us how the two additional parties that the company contacted in connection with soliciting interest in a possible sale of the company were selected and the nature of the discussions between the parties.

8. Identify who was present at the meetings with the other potential bidder you mention on page 26.

9. Elaborate on the discussions with the other potential bidder. Disclose in detail whether the other bidder made a bid, what the consideration was and whether the Board considered it.

10. Disclose what was discussed in the meeting between the company, HLHZ and Konica Minolta and its financial advisors on February 21, 2008.

11. Describe in further detail the provisions of the term sheet and proposed stock purchase agreement that were unworkable. You identify terms in the second full paragraph on page 27 that differed from what was provided in the letter of intent but your disclosure does not indicate whether you found these terms, or other terms, to be unworkable.

12. Identify the members of the independent committee of the Board of Directors and disclose how they were selected.

13. Discuss how the Committee determined the consideration to be offered to the ordinary shareholders. For example, explain how it determined to provide a counter offer to the Cypress shareholders of $.23 per ADS on March 18th and what caused them to agree to the reduced amount of $.10 per ADS on April 2nd.

14. Supplementally, provide the written materials that the financial advisor prepared for the Board presentation.

Opinion of our Financial Advisor, page 32

15. We note that the opinion being rendered by Houlihan Lokey states that the consideration to be received by the Selling Subsidiary is fair to the Selling Subsidiary from a financial point of view. In an appropriate place in the proxy statement, disclose what consideration was given, if any, by the Committee or the board to obtaining a fairness opinion as it relates to the consideration to be received by the ordinary shareholders of Danka.

16. Disclose that Houlihan Lokey has consented to use of the opinion in the document.

*   *   *   *   *   *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary Cullen, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via Facsimile